Exhibit 99.1

SMJ International Holdings Inc. Issues Statement Regarding Unusual Market Action

SINGAPORE – August 28, 2026 – SMJ International Holdings Inc. (NYSE American: SMJF) (“SMJ” or the “Company”), a Singapore-based premium flooring specialist that distributes a wide range of premium flooring products under its proprietary “SMJ” brand across Asia markets, today issued the following statement pursuant to Section 401(d) of the NYSE American Company Guide in response to unusual market action on August 27, 2026. The Company has made inquiries and has been unable to determine whether corrective actions are appropriate at this time. The Company is further announcing that the Company is not aware of any material nonpublic information or business developments that have not been publicly disclosed that would account for the recent trading activity.

About SMJ International Holdings Inc.

SMJ International Holdings Inc. and its subsidiaries (“SMJ Group”) are Singapore-based premier flooring specialists that have a well-established reputation and track records with the commercial and institutional sectors in Asia. It specializes in the sale and distribution of a wide range of premier flooring products such as carpet tiles, broadloom carpets and vinyl tiles under its proprietary brand known as “SMJ” in Singapore and over 20 countries mainly in Asia. To meet the increasing demand for green and eco-friendly materials in Asia, SMJ Group also supplies flooring products that have been certified as environmentally friendly to support government initiatives in promoting sustainable building practices in Asia. For more information, visit https://smjf.com.sg/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations

SMJ International Holdings Inc.

+65 6261-1212

media@smjf.com.sg